Exhibit 15.6

Mail Stop 4720

August 11, 2016

Mr. Stephen Guthrie

Executive Vice President and Chief Financial Officers

The Landrum Company

801 East Broadway

Columbia, Missouri 65201

Re:	The Landrum Company
Amendment No. 1 to
Offering Statement on Form 1-A
Filed August 2, 2016
File No. 024-10574

Dear Mr. Guthrie:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Offering Circular Cover Page

1.	We note your response to prior comment 1, in which you limit the number of preferred shares covered by the 1-A to the 30,000 Series E preferred shares that are currently authorized. However, based upon the calculations, it appears that the 89,480 shares of Landmark Bank could be converted into a maximum of 41,161 shares of preferred stock. It does not appear that the merger agreement contemplates capping the number of preferred shares at 30,000. Similarly, you do not discuss how Landrum would handle a situation in which Landmark Bank shareholders try to exchange more than 65,217 shares

Mr. Stephen E. Guthrie

The Landrum Company

August 11, 2016

for preferred stock. Please revise the 1-A to cover all the preferred shares that are offered in exchange for Landmark Bank stock. If you will offer more than 30,000 shares those shares must be authorized prior to the qualification of the 1-A. If the total amount of preferred shares is limited under the merger agreement or any amendment to the agreement, please discuss how Landrum will handle any oversubscription situation.

Summary

Accounting Treatment, page 9

2.	We acknowledge your response to prior comment two. Please tell us whether you intend to use historical cost accounting for the Landmark Bank acquisition. Please also tell us the value that you expect to pay to the minority shareholders of Landmark Bank and the reasons, if any, that the fair value of the minority interests differs from the book value of the minority interests at December 31, 2015.

Material United States Federal Income Tax Consequences, page 51

3.	We note you have filed a short-form tax opinion as Exhibit 12.2 in response to our comment 18. Please revise your proxy statement/offering circular to state that the disclosure in this section is the opinion of counsel referenced in Exhibit 12.2, making sure to specifically name counsel. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Mr. Larry Harris, Esq.